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CONTACT:                                Richard J. VanDerhoff
                                        President and COO
                                        (760) 741-2111, ext. 159






             REALTY INCOME INCREASES MONTHLY DIVIDEND
                       TO $.1650 PER SHARE
                Stockholder Rights Plan Announced



ESCONDIDO, CALIFORNIA, June 11, 1998...Realty Income Corporation (Realty Income) (NYSE: O) today announced that the Company's board of directors has declared that the amount of its monthly dividend will be raised to $0.1650 from $0.1625 per share. This is the third consecutive quarter in which Realty Income has raised its monthly dividend. The dividend is payable on July 15, 1998 to shareholders of record as of July 1, 1998. The increased dividend amount represents an annualized rate of $1.98 per share. The Company continues its policy of declaring dividends on a monthly, not quarterly basis.

The Company also announced the implementation of a stockholder rights plan. In implementing the plan, the board of directors has declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Realty Income common stock. The Rights, which have a ten year life, will become exercisable, among other events, if more than 15% of the Company's outstanding common stock is acquired by any person or group or if a tender offer to purchase more than 15% of the Company's stock is made by any person or group, subject to limited exceptions. The Rights are intended to enable all stockholders to realize the long-term value of their investment in the Company. The stockholder rights plan is not being adopted in response to any current merger or acquisition activity but is intended to provide the Board with sufficient time to consider any and all alternatives under such circumstances. The rights dividend distribution will be paid to shareholders of record on July 1, 1998.

Realty Income owns and actively manages a portfolio of 856 commercial properties in 43 states. By purchasing the freestanding retail store locations of regional and national chain store operators and then leasing the locations back to them, Realty Income provides retailers with the opportunity to free up financial resources for expansion. The Company's acquisition and investment activities are concentrated in highly specific target markets and focus primarily on middle- and upper-market retailers providing goods and services which satisfy basic consumer needs.


Note to Editors:
Realty Income press releases are available at no charge by calling our toll-free investor hotline number: 888-811-2001, or by accessing the Company's website on the world wide web at www.realtyincome.com